Exhibit 99.1

THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES, AUSTRALIA, CANADA, JAPAN, THE REPUBLIC OF SOUTH AFRICA OR ANY JURISDICTION WHERE TO DO SO MIGHT CONSTITUTE A VIOLATION OF LOCAL SECURITIES LAWS OR REGULATIONS. THIS ANNOUNCEMENT, WHICH SHOULD BE READ IN ITS ENTIRETY INCLUDING THE APPENDICES, IS FOR INFORMATION PURPOSES ONLY AND DOES NOT ITSELF CONSTITUTE AN OFFER FOR SALE OR SUBSCRIPTION OF ANY SECURITIES IN THE COMPANY.

Summit Therapeutics plc

(“Summit” or the “Company”)

Summit Therapeutics Announces a Proposed Placing To Raise Up To £15.0 Million

Oxford, UK, 27 March 2018 – Summit Therapeutics plc (NASDAQ: SMMT, AIM: SUMM) announces a proposed placing of up to 8,333,333 new Ordinary Shares of 1 penny each in the Company (the “Placing Shares”) to raise gross proceeds of up to £15.0 million, before expenses, for the Company (the “Placing”). It is intended that the price at which the Placing Shares are to be issued (“Placing Price”) will be 180 pence per Placing Share. The Placing Shares will be issued on a non-pre-emptive basis, within the Company’s existing share allotment authorities, to existing and new investors.

Highlights

•	The Placing Price of 180 pence per Placing Share represents a discount of 5.3% to the closing mid-market price on 26 March 2018 of 190 pence per Ordinary Share.

•	The maximum number of Placing Shares, if issued, will represent approximately 10.2% of the Company’s number of issued shares as enlarged by the Placing.

•	The Company expects to use the net proceeds of the Placing to:

•	accelerate preparatory activities for a placebo controlled clinical trial for ezutromid, and for a potential regulatory filing of ezutromid based on the 48-week results from the ongoing Phase 2 clinical trial called PhaseOut DMD;

•	continue development of the Company’s utrophin modulator and infectious disease pipeline activities; and

•	support initiation of the Phase 3 clinical trials of ridinilazole for C. difficile infection (“CDI”) that are planned to commence in Q1 2019.

•	The Placing will be conducted by way of an accelerated bookbuilding process (the “Bookbuild”) which will be launched immediately following this Announcement in accordance with the Terms and Conditions set out in Appendix II.

•	The Placing, which is not underwritten, is within the Company’s existing share allotment authorities granted at its prior annual general meeting.

•	The Placing Shares are being offered and are being sold outside the United States in an offshore transaction pursuant to Regulation S of the US Securities Act of 1933.

•	Panmure Gordon (UK) Limited (“Panmure Gordon”) and Nplus1 Singer Advisory LLP (together with its affiliates, “N+1 Singer”) are acting as Joint Brokers and Joint Bookrunners to the Company in relation to the Placing. Cairn Financial LLP (“Cairn”) is acting as Nominated Adviser to the Company.

Glyn Edwards, Chief Executive Officer of Summit, commented: “Summit recently announced positive interim 24-week data from our PhaseOut DMD clinical trial which showed that ezutromid significantly reduced muscle damage and inflammation in patients with DMD. We look forward to the full 48-week trial data in the third quarter of 2018 which could further support the disease modifying potential of ezutromid as a treatment for all patients with DMD.”

“The funds from this placing will provide us clinical and regulatory flexibility as we seek to rapidly advance ezutromid and bring this potentially transformational therapy to patients as quickly as possible.”

Market abuse regulation

Market Soundings, as defined in the Market Abuse Regulation (“MAR”), were taken in respect of the proposed Placing with the result that certain persons became aware of inside information, as permitted by MAR. That inside information in relation to the Placing is set out in this Announcement and has been disclosed as soon as possible in accordance with paragraph 7 of article 17 of MAR. Therefore, those persons that received inside information in a Market Sounding are no longer in possession of inside information relating to the Company and its securities.

Regulation S of the US Securities Act

This Announcement does not constitute an offer to sell or the solicitation of an offer to buy the securities, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such jurisdiction. The securities were offered and are being sold outside the United States in offshore transactions pursuant to Regulation S of the US Securities Act of 1933. The securities have not been registered under the US Securities Act of 1933. The securities may not be offered or sold in the United States of America absent registration or an exemption from registration requirements under the US Securities Act of 1933.

The important notice and the Appendices below form part of this Announcement. Further information about the Placing is set out in Appendix I. The Terms and Conditions of the Placing are included in Appendix II, and capitalised terms not otherwise defined in the text of this Announcement are defined in Appendix III.

Contacts

Summit
Glyn Edwards / Richard Pye (UK office)	Tel:	44 (0)1235 443 951
Erik Ostrowski / Michelle Avery (US office)		+1 617 225 4455

Cairn Financial Advisers LLP (Nominated Adviser)	Tel:	+44 (0)20 7213 0880
Liam Murray / Tony Rawlinson

N+1 Singer (Joint Broker)	Tel:	+44 (0)20 7496 3000
Aubrey Powell / Jen Boorer

Panmure Gordon (Joint Broker)	Tel:	+44 (0)20 7886 2500
Freddy Crossley / Ryan McCarthy, Corporate Finance
Tom Salvesen, Corporate Broking

MacDougall Biomedical Communications (US)	Tel:	+1 781 235 3060
Karen Sharma		ksharma@macbiocom.com

Consilium Strategic Communications (UK)	Tel:	+44 (0)20 3709 5700
Mary-Jane Elliott / Jessica Hodgson /		summit@consilium-comms.com
Philippa Gardner

Important notice

Neither the contents of the Company’s website nor the contents of any website accessible from hyperlinks on the Company’s website (or any other website) is incorporated into, or forms part of, this Announcement.

This Announcement does not constitute, or form part of, a prospectus relating to the Company, nor does it constitute or contain any invitation or offer to any person, or any public offer, to subscribe for, purchase or otherwise acquire any shares in the Company or advise persons to do so in any jurisdiction, nor shall it, or any part of it form the basis of or be relied on in connection with any contract or as an inducement to enter into any contract or commitment with the Company.

The content of this Announcement has not been approved by an authorised person within the meaning of the Financial Services and Markets Act 2000 (“FSMA”). This Announcement has been issued by and is the sole responsibility of the Company. The information in this Announcement is subject to change.

The Placing Shares are being offered and are being sold outside the United States in offshore transactions pursuant to Regulation S of the US Securities Act of 1933. This Announcement does not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United States. The securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold, directly or indirectly, in or into the United States or to, or for the account or benefit of, a U.S. Person (as defined in Regulation S under the Securities Act), except pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. No public offering of securities is being made in the United States. Any public offering of securities to be made in the United States may be made only by means of a prospectus obtained from the issuer that contains detailed information about the issuer and its management and financial statements. This Announcement is not for release, publication or distribution, directly or indirectly, in or into the United States, Australia, Canada, Japan, the Republic of South Africa or any jurisdiction where to do so might constitute a violation of local securities laws or regulations (a “Prohibited Jurisdiction”). This Announcement and the information contained herein are not for release, publication or distribution, directly or indirectly, to persons in a Prohibited Jurisdiction unless permitted pursuant to an exemption under the relevant local law or regulation in any such jurisdiction.

This Announcement is directed only at persons whose ordinary activities involve them in acquiring, holding, managing and disposing of investments (as principal or agent) for the purposes of their business and who have professional experience in matters relating to investments and: (i) if in a member state of the European Economic Area, are, unless otherwise agreed with the Joint Bookrunners, qualified investors within the meaning of article 2(1)(e) of the Prospectus Directive (“Qualified Investors”); and (ii) if in the United Kingdom, fall within: (a) article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”); (b) article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the Order; or (c) any other person to whom it may lawfully be communicated (all such persons together being referred to as “Relevant Persons”). This Announcement must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this Announcement relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

Panmure Gordon is authorised and regulated by the Financial Conduct Authority in the United Kingdom. Panmure Gordon is acting solely as joint broker and joint bookrunner exclusively for the Company and no one else in connection with the contents of this Announcement and will not regard any other person (whether or not a recipient of this Announcement) as its client in relation to the contents of this Announcement nor will it be responsible to anyone other than the Company for providing the protections afforded to its clients or for providing advice in relation to the contents of this Announcement. Apart from the responsibilities and liabilities, if any, which may be imposed on Panmure Gordon by FSMA or the regulatory regime established thereunder, Panmure Gordon accepts no responsibility whatsoever, and makes no representation or warranty, express or implied, for the contents of this Announcement including its accuracy, completeness or verification or for any other statement made or purported to be made by it, or on behalf of it, the Company or any other person, in connection with the Company and the contents of this Announcement, whether as to the past or the future.

Panmure Gordon accordingly disclaims all and any liability whatsoever, whether arising in tort, contract or otherwise (save as referred to above), which it might otherwise have in respect of the contents of this Announcement or any such statement.

N+1 Singer is authorised and regulated by the Financial Conduct Authority in the United Kingdom. N+1 Singer is acting solely as joint broker and joint bookrunner exclusively for the Company and no one else in connection with the contents of this Announcement and will not regard any other person (whether or not a recipient of this Announcement) as its client in relation to the contents of this Announcement nor will it be responsible to anyone other than the Company for providing the protections afforded to its clients or for providing advice in relation to the contents of this Announcement. Apart from the responsibilities and liabilities, if any, which may be imposed on N+1 Singer by FSMA or the regulatory regime established thereunder, N+1 Singer accepts no responsibility whatsoever, and makes no representation or warranty, express or implied, for the contents of this Announcement including its accuracy, completeness or verification or for any other statement made or purported to be made by it, or on behalf of it, the Company or any other person, in connection with the Company and the contents of this Announcement, whether as to the past or the future. N+1 Singer accordingly disclaims all and any liability whatsoever, whether arising in tort, contract or otherwise (save as referred to above), which it might otherwise have in respect of the contents of this Announcement or any such statement.

Cairn is authorised and regulated by the Financial Conduct Authority in the United Kingdom. Cairn is acting solely as nominated adviser exclusively for the Company and no one else in connection with the contents of this Announcement and will not regard any other person (whether or not a recipient of this Announcement) as its client in relation to the contents of this Announcement nor will it be responsible to anyone other than the Company for providing the protections afforded to its clients or for providing advice in relation to the contents of this Announcement. Apart from the responsibilities and liabilities, if any, which may be imposed on Cairn by FSMA or the regulatory regime established thereunder, Cairn accepts no responsibility whatsoever, and makes no representation or warranty, express or implied, for the contents of this Announcement including its accuracy, completeness or verification or for any other statement made or purported to be made by it, or on behalf of it, the Company or any other person, in connection with the Company and the contents of this Announcement, whether as to the past or the future. Cairn accordingly disclaims all and any liability whatsoever, whether arising in tort, contract or otherwise (save as referred to above), which it might otherwise have in respect of the contents of this Announcement or any such statement.

In connection with the Placing, the Bookrunners and any of its respective affiliates, acting as investors for their own accounts, may subscribe for or purchase ordinary shares in the Company (“Ordinary Shares”) and, in that capacity may retain, purchase, sell, offer to sell or otherwise deal for their own accounts in such Ordinary Shares and other securities of the Company or related investments in connection with the Placing or otherwise. Accordingly, references to the Ordinary Shares being offered, subscribed, acquired, placed or otherwise dealt in should be read as including any offer to, or subscription, acquisition, placing or dealing by the Bookrunners and any of its respective affiliates acting as investors for their own accounts. In addition, the Bookrunners or its respective affiliates may enter into financing arrangements and swaps in connection with which it or its affiliates may from time to time acquire, hold or dispose of Ordinary Shares. The Bookrunners have no intention to disclose the extent of any such investment or transactions otherwise than in accordance with any legal or regulatory obligations to do so.

APPENDIX I

BACKGROUND TO THE PLACING

Summit is a biopharmaceutical company focused on the discovery, development and commercialisation of novel medicines for indications in rare and infectious diseases for which there are no existing or only inadequate therapies. Summit is conducting clinical programmes focused on the genetic disease Duchenne muscular dystrophy (“DMD”) and the infectious disease C. difficile infection (“CDI”).

DMD

DMD is a progressive muscle wasting disease that affects around 50,000 boys and young men in the developed world. The disease is caused by different genetic faults in the gene that encodes dystrophin, a protein that is essential for the healthy function of all muscles. There is currently no cure for DMD and life expectancy is into the late twenties. Utrophin protein is structurally and functionally similar to dystrophin. In preclinical studies, the continued expression of utrophin had a meaningful, positive effect on muscle performance.

Summit believes that utrophin modulation has the potential to slow down or even stop the progression of DMD in all patients with the disease, regardless of their underlying dystrophin gene mutation. Summit also believes that utrophin modulation could potentially be complementary to other therapeutic approaches for DMD.

The Company’s lead utrophin modulator, ezutromid, is an orally administered, small molecule. In January and February 2018, Summit announced positive 24-week interim results from its open-label Phase 2 proof of concept trial called PhaseOut DMD.

The key findings from PhaseOut DMD after 24-weeks of ezutromid treatment were as follows:

•	Stabilisation of muscle membranes: Background levels of utrophin are high in patients with DMD as their muscle fibres undergo a continuous cycle of damage and repair. Utrophin protein is produced during the initial stage of muscle repair, but its production is naturally switched off as muscle fibres mature. The 24-week date showed that ezutromid maintained utrophin expression in patients, with a mean increase in utrophin of 7% observed in muscle biopsies as compared to baseline (n=18).

•	Meaningful decrease in muscle damage: Developmental myosin is a biomarker of muscle damage, with higher levels of developmental myosin shown to correlate with increased muscular dystrophy disease severity. After 24-weeks of ezutromid treatment, a statistical and meaningful decrease in developmental myosin of 23% was observed in muscle biopsies as compared to baseline (11.37% to 8.76%, 95% CI, -4.33, -0.90).

•	Decrease in muscle inflammation: Magnetic resonance spectroscopy transverse relaxation time T2 (‘MRS-T2’) is a quantitative measure of muscle inflammation. MRS-T2 increases over time in patients with DMD, with natural history data demonstrating a correlation between increasing MRS-T2 and loss of functional ability. At 24-weeks of ezutromid treatment, a decrease in inflammation was measured by MRS-T2 in the soleus (calf) and vastus lateralis (thigh) muscles of treated patients. The MRS-T2 reduction from baseline in the soleus achieved statistical significance; the soleus is known to be one of the most reliable muscles for monitoring disease progression via MRS-T2.

Additional findings from the interim data showed that ezutromid has been well tolerated to date. All patients retained ambulation and achieved plasma levels of ezutromid that are believed to be sufficient to modulate expression of utrophin protein; no exposure response relationship has been observed in the trial to date.

The combination of reduced muscle fibre damage, reduced muscle inflammation and increased levels of utrophin provides the first evidence of ezutromid target engagement, proof of mechanism and evidence of early impact of ezutromid on downstream muscle health. The top-line data from the full 48-week trial are expected in the third quarter of 2018.

CDI

CDI is a serious healthcare threat in hospitals, long-term care homes and increasingly in the wider community with over one million estimated cases of CDI annually in the United States and Europe. There are an estimated 29,000 deaths annually from CDI in the United States alone. The United States Centers for Disease Control and Prevention highlighted C. difficile as one of three pathogens that pose an immediate public health threat. The economic impact of CDI is significant with one study estimating annual acute care costs attributable to CDI of $4.8 billion in the United States.

CDI is a bacterial infection of the colon that produces toxins that cause inflammation and severe diarrhoea, and in the most serious cases can be fatal. Patients typically develop CDI following the use of broad-spectrum antibiotics that can cause widespread damage to the natural gastrointestinal (gut) flora and allow overgrowth of C. difficile bacteria. Existing CDI treatments are predominantly broad spectrum antibiotics, which cause further damage to the gut flora and are associated with high rates of recurrent disease. Recurrent disease is the key clinical issue in CDI, as repeat episodes of the disease are typically more severe and associated with increased mortality rates and healthcare costs.

Ridinilazole is a small molecule precision antibiotic that Summit is developing for the treatment of CDI. In preclinical efficacy studies, ridinilazole exhibited a targeted spectrum of activity that combined a potent bactericidal effect against all clinical isolates of C. difficile tested, with minimal impact on other bacteria that are typically found in the gut microbiome. In a Phase 2 proof of concept trial in CDI patients, ridinilazole showed statistical superiority in sustained clinical response (“SCR”) rates compared to the standard of care, vancomycin. In that trial, SCR was defined as clinical cure at end of treatment and no recurrence of CDI within 30 days of the end of therapy. Ridinilazole was also shown to be highly preserving of the gut microbiome in the Phase 2 proof of concept trial, which was believed to be the reason for the improved clinical outcome of ridinilazole-treated patients. In addition, ridinilazole preserved the gut microbiome to a greater extent than the marketed narrow-spectrum antibiotic fidaxomicin in an exploratory Phase 2 clinical trial. Activities to prepare ridinilazole for Phase 3 clinical trials continue, and Summit plans to commence these trials in the first quarter of 2019.

Ridinilazole, an orally administered small molecule, has received Qualified Infectious Disease Product (“QIDP”) designation and has been granted Fast Track designation by the US Food and Drug Administration. The QIDP incentives are provided through the US GAIN Act and include an extension of marketing exclusivity for an additional five years upon FDA approval.

Reasons for the Placing and Use of Proceeds

The Company expects to use the net proceeds of the Placing to:

•	accelerate preparatory activities for a placebo controlled clinical trial for ezutromid, and for a potential regulatory filing of ezutromid based on the 48-week results from the ongoing Phase 2 clinical trial called PhaseOut DMD;

•	continue development of the Company’s utrophin modulator and infectious disease pipeline activities; and

•	support initiation of the Phase 3 clinical trials of ridinilazole for CDI that are planned to commence in Q1 2019.

Details of the Placing

The Company proposes to raise up to £15.0 million by way of a non-pre-emptive placing of Placing Shares. The Placing Shares will, pursuant to the placing agreement the Company has entered into with Panmure Gordon and N+1 Singer (the “Placing Agreement”), be placed by Panmure Gordon and N+1 Singer, as agents for the Company, with existing and new institutional investors. The exact number of Placing Shares to be placed will be determined by the Company, N+1 Singer and Panmure at the close of the Bookbuild and announced by the Company shortly thereafter.

The Placing Agreement contains warranties from the Company in favour of Panmure Gordon and N+1 Singer in relation to (amongst other things) the Company and its business. In addition, the Company has agreed to indemnify Panmure Gordon and N+1 Singer in relation to certain liabilities they may incur in undertaking the Placing. Panmure Gordon and N+1 Singer have the right to terminate the Placing Agreement in certain circumstances prior to admission of the Placing Shares to trading on AIM becoming effective (“Admission”). In particular, either of them may terminate in the event that there has been a breach of any of the warranties or for force majeure. The Placing will not be underwritten.

The Placing is conditional upon, inter alia, the Placing Agreement having become unconditional in all respects and on Admission. Pursuant to the terms of the Placing Agreement, Panmure Gordon and N+1 Singer have agreed to use reasonable endeavours to procure placees for the Placing Shares.

The Placing will be effected by way of the Bookbuild to be managed by Panmure Gordon and N+1 Singer and will be conducted in accordance with the terms and conditions set out in Appendix II. The Bookbuild will commence with immediate effect and the book is expected to close no later than 4.30 p.m. BST today, 27 March 2018, but Panmure Gordon and N+1 Singer reserve the right to close the book earlier or later, without further notice. The Company has received non-binding indications of interest from potential institutional investors for the Placing during a pre-marketing process.

Admission and Dealings

The Placing Shares will, when issued, be credited as fully paid and will rank pari passu in all respects with the existing Ordinary Shares of the Company, including the right to receive all dividends or other distributions made, paid or declared in respect of such shares after the date of issue of the Placing Shares.

Application will be made to the London Stock Exchange for the Placing Shares to be admitted to trading on AIM. It is expected that settlement of any such shares and Admission will commence at 8.00 a.m. BST on or around 29 March 2018 (or such later date as Panmure Gordon, N+1 Singer and the Company may agree, being not later than 8.00 a.m. BST on 12 April 2018).

Forward-looking Statements

This Announcement includes statements, estimates, opinions and projections with respect to anticipated future performance of the Company (“forward-looking statements”) which reflect various assumptions concerning anticipated results taken from the Company’s current business plan or from public sources which may or may not prove to be correct. These forward looking statements can be identified by the use of forward looking terminology, including the terms ‘anticipates’, ‘target’, ‘believes’, ‘estimates’, ‘expects’, ‘intends’, ‘may’, ‘plans’, ‘projects’, ‘should’ or ‘will’, or, in each case, their negative or other variations or comparable terminology or by discussions of strategy, plans, objectives, goals, future events or intentions. Such forward-looking statements reflect current expectations based on the current business plan and various other assumptions and involve significant risks and uncertainties and should not be read as guarantees of future performance or results and will not necessarily be accurate indications of whether or not such results will be achieved. As a result, prospective investors should not rely on such forward-looking statements due to the inherent uncertainty therein. No representation or warranty is given as to the completeness or accuracy of any forward-looking statements contained in this Announcement. Forward-looking statements speak only as of the date of such statements and, except as required by applicable law, none of the Company, Panmure or N+1 Singer assumes any responsibility or obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. No statement in this Announcement is intended to be a profit forecast and no statement in this Announcement should be interpreted to mean that earnings per share of the Company for the current or future financial years would necessarily match or exceed the historical published earnings per share of the Company.

Information to Distributors

Solely for the purposes of the product governance requirements contained within: (a) EU Directive 2014/65/EU on markets in financial instruments, as amended (“MiFID II”); (b) Articles 9 and 10 of Commission Delegated Directive (EU) 2017/593 supplementing MiFID II; and (c) local implementing measures (together, the “MiFID II Product Governance Requirements”), and disclaiming all and any liability, whether arising in tort, contract or otherwise, which any “manufacturer” (for the purposes of the MiFID II Product Governance Requirements) may otherwise have with respect thereto, the Placing Shares have been subject to a product approval process, which has determined that such Placing Shares are: (i) compatible with an end target market of retail investors and investors who meet the criteria of professional clients and eligible counterparties, each as defined in MiFID II; and (ii) eligible for distribution through all distribution channels as are permitted by MiFID II (the “Target Market Assessment”). Notwithstanding the Target Market Assessment, Distributors should note that: the price of the Placing Shares may decline and investors could lose all or part of their investment; the Placing Shares offer no guaranteed income and no capital protection; and an investment in the Placing Shares is compatible only with investors who do not need a guaranteed income or capital protection, who (either alone or in conjunction with an appropriate financial or other adviser) are capable of evaluating the merits and risks of such an investment and who have sufficient resources to be able to bear any losses that may result therefrom. The Target Market Assessment is without prejudice to the requirements of any contractual, legal or regulatory selling restrictions in relation to the Placing. Furthermore, it is noted that, notwithstanding the Target Market Assessment, the Bookrunners will only procure investors who meet the criteria of professional clients and eligible counterparties.

For the avoidance of doubt, the Target Market Assessment does not constitute: (a) an assessment of suitability or appropriateness for the purposes of MiFID II; or (b) a recommendation to any investor or group of investors to invest in, or purchase, or take any other action whatsoever with respect to the Placing Shares. Each distributor is responsible for undertaking its own target market assessment in respect of the Placing Shares and determining appropriate distribution channels.

APPENDIX II

TERMS AND CONDITIONS OF THE PLACING

IMPORTANT INFORMATION ON THE PLACING FOR INVITED PLACEES ONLY.

MEMBERS OF THE PUBLIC ARE NOT ELIGIBLE TO TAKE PART IN THE PLACING. THIS ANNOUNCEMENT, INCLUDING THIS APPENDIX AND THE TERMS AND CONDITIONS SET OUT HEREIN (TOGETHER, THIS “ANNOUNCEMENT”) (WHICH IS FOR INFORMATION PURPOSES ONLY) ARE DIRECTED ONLY AT: (A) PERSONS IN MEMBER STATES OF THE EUROPEAN ECONOMIC AREA (THE “EEA”) WHO ARE QUALIFIED INVESTORS WITHIN THE MEANING OF ARTICLE 2(1)(E) OF DIRECTIVE 2003/71/EC, AS AMENDED FROM TIME TO TIME, INCLUDING BY DIRECTIVE 2010/73/EC TO THE EXTENT IMPLEMENTED IN THE RELEVANT MEMBER STATE AND INCLUDES ANY RELEVANT IMPLEMENTING DIRECTIVE MEASURE IN ANY MEMBER STATE (THE “PROSPECTUS DIRECTIVE”) (“QUALIFIED INVESTORS”); AND (B) IN THE UNITED KINGDOM, QUALIFIED INVESTORS WHO ARE PERSONS WHO (I) HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS WHO FALL WITHIN ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005 AS AMENDED (THE “ORDER”) (INVESTMENT PROFESSIONALS); (II) ARE PERSONS FALLING WITHIN ARTICLE 49(2)(A) TO (D) (HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS, ETC) OF THE ORDER; OR (III) ARE PERSONS TO WHOM IT MAY OTHERWISE BE LAWFULLY COMMUNICATED (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS “RELEVANT PERSONS”).

THIS ANNOUNCEMENT AND THE INFORMATION IN IT MUST NOT BE ACTED ON OR RELIED ON BY PERSONS WHO ARE NOT RELEVANT PERSONS. PERSONS DISTRIBUTING THIS ANNOUNCEMENT MUST SATISFY THEMSLEVES THAT IT IS LAWFUL TO DO SO. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS ANNOUNCEMENT RELATES IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS. THIS ANNOUNCEMENT DOES NOT ITSELF CONSTITUTE AN OFFER FOR THE SALE OR SUBSCRIPTION OF ANY SECURITIES IN THE COMPANY.

THE PLACING SHARES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE US SECURITIES ACT OF 1933, AS AMENDED (THE “US SECURITIES ACT”) OR UNDER ANY SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES AND MAY NOT BE OFFERED, SOLD, RESOLD, TRANSFERRED OR DELIVERED, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF US PERSONS (AS DEFINED IN REGULATION S UNDER THE US SECURITIES ACT (“REGULATION S”)) EXCEPT PURSUANT TO AN APPLICABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE US SECURITIES ACT AND IN COMPLIANCE WITH THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES. THE PLACING SHARES ARE BEING OFFERED AND SOLD ONLY OUTSIDE OF THE UNITED STATES TO NON-US PERSONS AS DEFINED IN AND IN ACCORDANCE WITH REGULATION S AND OTHERWISE IN ACCORDANCE WITH APPLICABLE LAWS THERE WILL BE NO PUBLIC OFFER OF THE SECURITIES MENTIONED HEREIN IN THE UNITED STATES.

THIS ANNOUNCEMENT AND THE INFORMATION CONTAINED HEREIN IS RESTRICTED AND IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO OR FROM THE UNITED STATES, AUSTRALIA, CANADA, JAPAN, THE REPUBLIC OF SOUTH AFRICA OR ANY OTHER JURISDICTION IN WHICH SUCH RELEASE PUBLICATION OR DISTRIBUTION WOULD BE UNLAWFUL.

The distribution of this Announcement and/or the Placing and/or the issue of the Placing Shares in certain jurisdictions may be restricted by law. No action has been taken by the Company, the Bookrunners or any of their respective affiliates, agents directors, officers or employees that would permit an offer of the Placing Shares or possession or distribution of this Announcement or any other offering or publicity material relating to such Placing Shares in any jurisdiction where action for that purpose is required. Persons into whose possession this Announcement comes are required by the Company and the Bookrunners to inform themselves about and to observe any such restrictions.

This Announcement or any part of it does not constitute or form part of any offer to issue or sell, or the solicitation of an offer to acquire, purchase or subscribe for any securities in the United States (including its territories and possessions, any state of the United States and the District of Columbia), Australia, Canada, Japan or the Republic of South Africa or any other jurisdiction in which the same would be unlawful. No public offering of the Placing Shares is being made in any such jurisdiction.

The Placing Shares have not been approved or disapproved by the US Securities and Exchange Commission, any state securities commission or other regulatory authority in the United States nor have any of the foregoing authorities passed upon or endorsed the merits of the Placing or the accuracy or adequacy of this Announcement. Any representation to the contrary is a criminal offence in the United States. The relevant clearances have not been, nor will they be, obtained from the securities commission of any province or territory of Canada, no prospectus has been lodged with, or registered by, the Australian Securities and Investments Commission or the Japanese Ministry of Finance; the relevant clearances have not been, and will not be, obtained for the South Africa Reserve Bank or any other applicable body in the Republic of South Africa in relation to the Placing Shares and the Placing Shares have not been, nor will they be registered under or offered in compliance with the securities laws of any state, province or territory of Australia, Canada, Japan or the Republic of South Africa. Accordingly, the Placing Shares may not (unless an exemption under the relevant securities laws is applicable) be offered, sold, resold or delivered, directly or indirectly, in or into Australia, Canada, Japan or the Republic of South Africa or any other jurisdiction outside the EEA.

Persons (including without limitation, nominees and trustees) who have a contractual right or other legal obligations to forward a copy of this Announcement should seek appropriate advice before taking any action.

This Announcement should be read in its entirety. In particular, you should read and understand the information provided in the “Important Notice” section of this Announcement.

By participating in the Bookbuild and the Placing, each Placee will be deemed to have read and understood this Announcement in its entirety, to be participating, making an offer and acquiring Placing Shares on the terms and conditions contained herein and to be providing the representations, warranties, indemnities, acknowledgements and undertakings contained in this Appendix.

In particular, each such Placee represents, warrants, undertakes, agrees and acknowledges (amongst other things) that:

1.	it is a Relevant Person and undertakes that it will acquire, hold, manage or dispose of any Placing Shares that are allocated to it for the purposes of its business;

2.	in the case of a Relevant Person in a member state of the EEA which has implemented the Prospectus Directive (each, a “Relevant Member State”) who acquires any Placing Shares pursuant to the Placing:

(a)	it is a Qualified Investor within the meaning of Article 2(1)(e) of the Prospectus Directive; and

(b)	in the case of any Placing Shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive:

(i)	the Placing Shares acquired by it in the Placing have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than Qualified Investors or in circumstances in which the prior consent of the Bookrunners have been given to the offer or resale;

(ii)	where Placing Shares have been acquired by it on behalf of persons in any Relevant Member State other than Qualified Investors, the offer of those Placing Shares to it is not treated under the Prospectus Directive as having been made to such persons; and

3.	it is acquiring the Placing Shares for its own account or is acquiring the Placing Shares for an account with respect to which it exercises sole investment discretion and has the authority to make and does make the representations, warranties, indemnities, acknowledgements, undertakings and agreements contained in this Announcement; and

4.	it understands (or if acting for the account of another person, such person has confirmed that such person understands) the resale and transfer restrictions set out in this Appendix;

5.	except as otherwise permitted by the Company and subject to any available exemptions from applicable securities laws, it (and any person on whose account it is acting, as referred to in paragraph 4 above) is not a US Person (as defined in Regulation S) and is located outside the United States and is acquiring the Placing Shares in an “offshore transaction” as defined in, and in accordance with, Regulation S;

6.	it is aware that Rule 904 of Regulation S regarding “Offshore Resales” is not applicable to “affiliates (as defined in Rule 405 of the Securities Act) of the Company; and

7.	it has not offered, sold or delivered and will not offer to sell or deliver any of the Placing Shares to persons within the United States, directly or indirectly, or to, or for the account or benefit of, US Persons; neither it, its affiliates, nor any persons acting on its behalf, have engaged or will engage in any directed selling efforts (as defined in Regulation S) with respect to the Placing Shares; and it is not taking up the Placing Shares for resale in or into the United States.

No prospectus

The Placing Shares are being offered to a limited number of specifically invited persons only and will not be offered in such a way as to require any prospectus or other offering document to be published. No prospectus or other offering document has been or will be submitted to be approved by the FCA in relation to the Placing or the Placing Shares and Placees’ commitments will be made solely on the basis of the information contained in this Announcement, the announcement of the pricing of the Placing (the “Result of Placing Announcement”), and any other announcement made through a regulatory information service (“RIS”) relating to the Placing (together, the “Placing Documents”) and any information publicly announced through a RIS by or on behalf of the Company on or prior to the date of this Announcement (the “Publicly Available Information”) and subject to any further terms set forth in the Form of Confirmation sent to Placees by Panmure and N+1 Singer respectively to confirm their subscription for Placing Shares.

Each Placee, by participating in the Placing, agrees that the content of the Placing Documents is exclusively the responsibility of the Company and confirms that it has neither received nor relied on any information (other than the Publicly Available Information), representation, warranty or statement made by or on behalf of the Bookrunners or the Company or any other person and none of the Bookrunners, the Company nor any other person acting on such person’s behalf nor any of their respective affiliates has or shall have any liability for any Placee’s decision to participate in the Placing based on any other information, representation, warranty or statement. Each Placee acknowledges and agrees that it has relied on its own investigation of the business, financial or other position of the Company in accepting a participation in the Placing. No Placee should consider any information in this Announcement to be legal, tax or business advice. Nothing in this paragraph shall exclude the liability of any person for fraudulent misrepresentation.

Details of the Placing Agreement and the Placing Shares

The Bookrunners are acting as joint bookrunners in connection with the Placing and have today entered into the Placing Agreement with the Company under which, on the terms and subject to the conditions set out in the Placing Agreement, the Bookrunners, as agents for and on behalf of the Company, have severally (and not jointly or jointly and severally) agreed to use their respective reasonable endeavours to procure places for the Placing Shares.

The final number of Placing Shares at the Placing Price (as defined below) will be set out in a share placing supplement agreed between the Bookrunners and the Company following the Bookbuild (the “Placing Supplement”). The Placing is not underwritten by the Bookrunners.

The Placing Shares will, when issued, be credited as fully paid up and will rank pari passu in all respects with the existing Ordinary Shares, including the right to receive all dividends and other distributions declared, made or paid on or in respect of the Ordinary Shares after the date of issue of the Placing Shares, and will on issue be free of all claims, liens, charges, encumbrances and equities.

Application for listing and admission to trading

Application will be made to the London Stock Exchange plc (the “London Stock Exchange”) (the “Application”) for admission to trading of the Placing Shares on AIM (the “Admission”).

It is expected that Admission of the Placing Shares will occur at or before 8.00 a.m. BST on 29 March 2018 (or such later time and/or date as the Bookrunners may agree with the Company) and that dealings in the Placing Shares will commence at that time.

Bookbuild

The Bookrunners will today commence the accelerated bookbuilding process to determine demand for participation in the Placing by Placees (the “Bookbuild”). This Announcement gives details of the terms and conditions of, and the mechanics of participation in, the Placing. No commissions will be paid to Placees or by Placees in respect of any Placing Shares.

Participation in, and principal terms of, the Placing

1.    The Bookrunners are arranging the Placing severally, and not jointly or jointly and severally, as bookrunners and placing agents of the Company. Participation in the Placing will only be available to persons who may lawfully be, and are, invited to participate by either of the Bookrunners. Each of the Bookrunners may itself agree to be a Placee in respect of all or some of the Placing Shares or may nominate any member of its group to do so.

2.    The number of Placing Shares will be agreed by the Bookrunners (in consultation with the Company) following completion of the Bookbuild. Subject to the execution of the Placing Supplement, the Placing Price and the number of Placing Shares to be issued will be announced on an RIS following the completion of the Bookbuild via the Result of Placing Announcement.

3.    Allocations of the Placing Shares will be determined by the Bookrunners after consultation with the Company (the proposed allocations having been supplied by the Bookrunners to the Company in advance of such consultation). Subject to the execution of the Placing Supplement, allocations will be confirmed orally by the Bookrunners and a Form of Confirmation will be despatched as soon as possible thereafter. A Bookrunner’s oral confirmation to such Placee constitutes an irrevocable legally binding commitment upon such person (who will at that point become a Placee), in favour of the Bookrunners and the Company, to acquire the number of Placing Shares allocated to it and to pay the Placing Price in respect of such shares on the terms and conditions set out in this Appendix and in accordance with the Company’s articles of association. Except with the relevant Bookrunner’s consent, such commitment will not be capable of variation or revocation after the time at which it is submitted.

4.    Each Placee’s allocation and commitment will be evidenced by a Form of Confirmation issued to such Placee by the relevant Bookrunner. The terms of this Appendix will be deemed incorporated in that Form of Confirmation.

5.    Irrespective of the time at which a Placee’s allocation pursuant to the Placing is confirmed, settlement for all Placing Shares to be subscribed for pursuant to the Placing will be required to be made at the same time, on the basis explained below under “Registration and Settlement”.

6.    All obligations under the Bookbuild and the Placing will be subject to fulfilment or (where applicable) waiver of the conditions referred to below under “Conditions of the Placing” and to the Placing not being terminated on the basis referred to below under “Right to terminate under the Placing Agreement”.

7.    By participating in the Placing, each Placee agrees that its rights and obligations in respect of the Placing will terminate only in the circumstances described below and will not be capable of rescission or termination by the Placee.

8.    To the fullest extent permissible by law, neither the Bookrunners, nor the Company, nor any of their respective affiliates, agents, directors, officers or employees shall have any responsibility or liability to Placees (or to any other person whether acting on behalf of a Placee or otherwise). In particular, none of the

Bookrunners, nor the Company, nor any of their respective affiliates, agents, directors, officers or employees shall have any responsibility or liability (including to the extent permissible by law, any fiduciary duties) in respect of the Bookrunners’ conduct of the Placing.

9.    The Placing Shares will be issued subject to the terms and conditions of this Announcement and each Placee’s commitment to subscribe for Placing Shares on the terms set out herein will continue notwithstanding any amendment that may in future be made to the terms and conditions of the Placing and Placees will have no right to be consulted or require that their consent be obtained with respect to the Company’s or the Bookrunners’ conduct of the Placing.

10.    All times and dates in this Announcement may be subject to amendment. The Bookrunners shall notify the Placees and any person acting on behalf of the Placees of any changes.

Conditions of the Placing

The Placing is conditional upon the Placing Agreement becoming unconditional and not having been terminated in accordance with its terms. The Bookrunners’ obligations under the Placing Agreement are conditional on customary conditions, including (amongst others) (the “Conditions”):

1.    the London Stock Exchange agreeing to admit the Placing Shares to trading on AIM (subject only to allotment);

2.    Admission occurring no later than 8.00 a.m. BST on 29 March 2018 (or such later time and/or date, not being later than 8.00 a.m. BST on 12 April 2018, as the Bookrunners may otherwise agree with the Company) (the “Closing Date”);

3.    publication of the Result of Placing Announcement through a RIS by no later than 8.00 a.m. BST on the date following the date of the share placing supplement;

4.    the execution and delivery of the Placing Supplement;

5.    the delivery by the Company to the Bookrunners of a certificate signed by a Director for and on behalf of the Company not later than 5.00 p.m. BST on the Business Day immediately prior to the date on which Admission is expected to occur (and dated as of such date); and

6.    the Company having complied with all of its obligations under the Placing Agreement which fall to be performed or satisfied prior to Admission.

The Bookrunners (if they both agree) may, at their discretion and upon such terms as they think fit, waive compliance by the Company with the whole or any part of any of the Company’s obligations in relation to the Conditions or extend the time or date provided for fulfilment of any such Conditions in respect of all or any part of the performance thereof. The condition in the Placing Agreement relating to Admission taking place may not be waived. Any such extension or waiver will not affect Placees’ commitments as set out in this Announcement.

If: (i) any of the Conditions are not fulfilled or (where permitted) waived by the Bookrunners by the relevant time or date specified (or such later time or date as the Company and the Bookrunners may agree); or (ii) the Placing Agreement is terminated in the circumstances specified below under “Right to terminate under the Placing Agreement”, the Placing will not proceed and the Placees’ rights and obligations hereunder in relation to the Placing Shares shall cease and terminate at such time and each Placee agrees that no claim can be made by it or on its behalf (or any person on whose behalf the Placee is acting) in respect thereof.

None of the Bookrunners, nor the Company, nor any of their respective affiliates, agents, directors, officers or employees shall have any liability to any Placee (or to any other person whether acting on behalf of a Placee or otherwise) in respect of any decision they may make as to whether or not to waive or to extend the time and/or date for the satisfaction of any Condition to the Placing, nor for any decision they may make as to the satisfaction of any Condition or in respect of the Placing generally, and by participating in the Placing each Placee agrees that any such decision is within the absolute discretion of the Bookrunners.

Right to terminate under the Placing Agreement

Each of the Bookrunners is entitled, at any time before Admission, to terminate the Placing Agreement in accordance with its terms in certain circumstances, including (amongst other things):

1.	where there has been a breach by the Company of any of the warranties or undertakings contained in the Placing Agreement or any other provision of the Placing Agreement;

2.	if any of the Conditions have (i) become incapable of satisfaction or (ii) not been satisfied before the latest time provided in the Placing Agreement and have not been waived if capable of being waived by the Bookrunners; or

3.	the occurrence of a material adverse change or certain force majeure events.

Upon termination, the parties to the Placing Agreement shall be released and discharged (except for any liability arising before or in relation to such termination) from their respective obligations under or pursuant to the Placing Agreement, subject to certain exceptions.

By participating in the Placing, each Placee agrees that (i) the exercise by either of the Bookrunners of any right of termination or of any other discretion under the Placing Agreement shall be within the absolute discretion of such Bookrunner and that it need not make any reference to, or consult with, Placees and that it shall have no liability to Placees whatsoever in connection with any such exercise or failure to so exercise and (ii) its rights and obligations terminate only in the circumstances described above under “Right to terminate under the Placing Agreement” and “Conditions of the Placing”, and its participation will not be capable of rescission or termination by it after oral confirmation by the Bookrunners of the allocation and commitments following the close of the Bookbuild.

Restriction on Further Issue of Shares

The Company has undertaken to the Bookrunners that it will not, and will procure that no other member of the Group will, at any time during the Restricted Period enter into any commitment or agreement, or put itself in a position where it is obliged to announce that any commitment or agreement may be entered into, which is or may be material in relation to the issue of the Placing Shares or of the Placing, or issue any shares or options over shares or securities convertible or exchangeable into shares or enter into any agreement or undertaking to do the same without the prior written consent of N+1 Singer and Panmure provided that the foregoing restrictions shall not restrict the ability of the Company or any other member of the Group during the Restricted Period to (a) issue shares where any person (whether employee, director or neither of the foregoing) exercises rights granted to him prior to the date of the Placing Agreement or (b) grant options over shares provided that the number of options outstanding at any given point in time cannot exceed 15% of the number of shares then in issue where such options are granted either under an Employee Share Scheme as such expression is defined in section 1166 Companies Act or by way of Restricted Stock Units in accordance with the Company’s remuneration policy approved by its shareholders at its 2017 annual general meeting. For these purposes the “Restricted Period” shall mean the 90 day period commencing on the date of the Placing Agreement (or, if earlier, the date on which the Company releases by way of RIS top line data from its PhaseOut DMD clinical trial).

By participating in the Placing, Placees agree that the exercise by any Bookrunner of any power to grant consent to the undertaking by the Company of a transaction which would otherwise be subject to the restrictive provisions on further issuance under the Placing Agreement shall be within the absolute discretion of that Bookrunner and that it need not make any reference to, or consult with, Placees and that it shall have no liability to Placees whatsoever in connection with any such exercise of the power to grant consent.

Registration and Settlement

Settlement of transactions in the Placing Shares (ISIN: GB00BN40HZ01) following Admission will take place within the system administered by Euroclear UK & Ireland Limited (“CREST”), subject to certain exceptions. The Bookrunners reserve the right to require settlement for, and delivery of, the Placing Shares (or any part thereof) to Placees by such other means that they may deem necessary if delivery or settlement is not possible or practicable within the CREST system or would not be consistent with the regulatory requirements in the Placee’s jurisdiction.

Following the close of the Bookbuild, each Placee to be allocated Placing Shares in the Placing will be sent a Form of Confirmation in accordance with the standing arrangements in place with the relevant Bookrunner stating the number of Placing Shares allocated to them at the Placing Price, the aggregate amount owed by such Placee to the Bookrunner and settlement instructions. Each Placee agrees that it will do all things necessary to ensure that delivery and payment is completed in accordance with the standing CREST or certificated settlement instructions in respect of the Placing Shares that it has in place with the relevant Bookrunner.

The Company will deliver the Placing Shares to a CREST account operated by the relevant Bookrunner as agent for the Company and the relevant Bookrunner will enter its delivery instruction into the CREST system. The input to CREST by a Placee of a matching or acceptance instruction will then allow delivery of the relevant Placing Shares to that Placee against payment.

It is expected that settlement in respect of the Placing Shares will take place on 29 March 2018 on a delivery versus payment basis.

Interest is chargeable daily on payments not received from Placees on the due date in accordance with the arrangements set out above at the rate of two percentage points above LIBOR as determined by the Bookrunners.

Each Placee is deemed to agree that, if it does not comply with these obligations, the relevant Bookrunner may sell any or all of the Placing Shares allocated to that Placee on such Placee’s behalf and retain from the proceeds, for the Bookrunners’ account and benefit, an amount equal to the aggregate amount owed by the Placee plus any interest due. The relevant Placee will, however, remain liable for any shortfall below the aggregate amount owed by it and will be required to bear any stamp duty or stamp duty reserve tax or other taxes or duties (together with any interest or penalties) imposed in any jurisdiction which may arise upon the sale of such Placing Shares on such Placee’s behalf.

If Placing Shares are to be delivered to a custodian or settlement agent, Placees should ensure that the Form of Confirmation is copied and delivered immediately to the relevant person within that organisation. Insofar as Placing Shares are issued in a Placee’s name or that of its nominee or in the name of any person for whom a Placee is contracting as agent or that of a nominee for such person, such Placing Shares should, subject as provided below, be so registered free from any liability to UK stamp duty or stamp duty reserve tax. If there are any circumstances in which any stamp duty or stamp duty reserve tax or other similar taxes or duties (including any interest and penalties relating thereto) is payable in respect of the allocation, allotment, issue, sale, transfer or delivery of the Placing Shares (or, for the avoidance of doubt, if any stamp duty or stamp duty reserve tax is payable in connection with any subsequent transfer of or agreement to transfer Placing Shares), none of the Bookrunners nor the Company shall be responsible for payment thereof.

Representations, warranties, undertakings and acknowledgements

By participating in the Placing each Placee (and any person acting on such Placee’s behalf) irrevocably acknowledges, confirms, undertakes, represents, warrants and agrees (as the case may be) with the Bookrunners (in their capacity as bookrunners and placing agents of the Company in respect of the Placing) and the Company, in each case as a fundamental term of their application for Placing Shares, the following:

1.    it has read and understood this Announcement in its entirety and its subscription for Placing Shares is subject to and based upon all the terms, conditions, representations, warranties, acknowledgements, agreements and undertakings and other information contained herein and it has not relied on, and will not rely on, any information given or any representations, warranties or statements made at any time by any person in connection with the Placing, the Company, the Placing Shares or otherwise other than the information contained in the Placing Documents and the Publicly Available Information;

2.    the Ordinary Shares are admitted to trading on AIM and that the Company is therefore required to publish certain business and financial information in accordance with the rules and practices of AIM, which includes a description of the Company’s business and the Company’s financial information, including balance sheets and income statements, and that it is able to obtain or has access to such information without undue difficulty, and is able to obtain access to such information or comparable information concerning any other publicly traded companies, without undue difficulty;

3.    the person whom it specifies for registration as holder of the Placing Shares will be (a) itself or (b) its nominee, as the case may be. None of the Bookrunners nor the Company will be responsible for any liability to stamp duty or stamp duty reserve tax or other similar taxes or duties imposed in any jurisdiction (including interest and penalties relating thereto) (“Indemnified Taxes”). Each Placee and any person acting on behalf of such Placee agrees to indemnify the Company and the Bookrunners on an after-tax basis in respect of any Indemnified Taxes;

4.    neither the Bookrunners nor any of their respective affiliates agents, directors, officers and employees accepts any responsibility for any acts or omissions of the Company or any of the directors of the Company or any other person (other than the relevant Bookrunner) in connection with the Placing;

5.    time is of the essence as regards its obligations under this Announcement;

6.    any document that is to be sent to it in connection with the Placing will be sent at its risk and may be sent to it at any address provided by it to the Bookrunners;

7.    it will not redistribute, forward, transfer, duplicate or otherwise transmit this Announcement or any part of it, or any other presentational or other material concerning the Placing (including electronic copies thereof) to any person and represents that it has not redistributed, forwarded, transferred, duplicated, or otherwise transmitted any such Documents to any person;

8.    no prospectus or other offering document is required under the Prospectus Directive, nor will one be prepared in connection with the Bookbuild, the Placing or the Placing Shares and it has not received and will not receive a prospectus or other offering document in connection with the Bookbuild, the Placing or the Placing Shares;

9.    in connection with the Placing, the Bookrunners and any of their affiliates acting as an investor for its own account may subscribe for Placing Shares in the Company and in that capacity may retain, purchase or sell for its own account such Placing Shares in the Company and any securities of the Company or related investments and may offer or sell such securities or other investments otherwise than in connection with the Placing. Accordingly, references in this Announcement to the Placing Shares being issued, offered or placed should be read as including any issue, offering or placement of such shares in the Company to each of the Bookrunners or any of their affiliates acting in such capacity;

10.    each of the Bookrunners and their affiliates may enter into financing arrangements and swaps with investors in connection with which each of the Bookrunners and any of their affiliates may from time to time acquire, hold or dispose of such securities of the Company, including the Placing Shares;

11.    the Bookrunners do not intend to disclose the extent of any investment or transactions referred to in paragraphs 9 and 10 above otherwise than in accordance with any legal or regulatory obligation to do so;

12.    the Bookrunners do not owe any fiduciary or other duties to any Placee in respect of any representations, warranties, undertakings or indemnities in the Placing Agreement;

13.    its participation in the Placing is on the basis that it is not and will not be a client of any of the Bookrunners in connection with its participation in the Placing and that the Bookrunners have no duties or responsibilities to it for providing the protections afforded to their respective clients or customers or for providing advice in relation to the Placing nor in respect of any representations, warranties, undertakings or indemnities contained in the Placing Agreement nor for the exercise or performance of any of their respective rights and obligations thereunder including any rights to waive or vary any conditions or exercise any termination right;

14.    the content of the Placing Documents and the Publicly Available Information has been prepared by and is exclusively the responsibility of the Company and neither the Bookrunners nor their respective affiliates agents, directors, officers or employees nor any person acting on behalf of any of them is responsible for or has or shall have any liability for any information, representation or statement contained in, or omission from, this Announcement, the Publicly Available Information or otherwise nor will they be liable for any Placee’s decision to participate in the Placing based on any information, representation, warranty or statement contained in this Announcement the Publicly Available Information or otherwise, provided that nothing in this paragraph excludes the liability of any person for fraudulent misrepresentation made by such person;

15.

(a)

the only information on which it is entitled to rely and on which such Placee has relied in committing itself to subscribe for Placing Shares is contained in the Placing Documents or any Publicly Available Information (save that in the case of Publicly Available Information, a Placee’s right to rely on that information is limited to the right that such Placee would have as a matter of law in the absence of this paragraph 15(a)), such information being all that such Placee deems necessary or appropriate and sufficient to make an investment decision in respect of the Placing Shares;

(b)	it has neither received nor relied on any other information given, or representations, warranties or statements, express or implied, made, by any of the Bookrunners or the Company nor any of their respective affiliates, agents, directors, officers or employees acting on behalf of any of them (including in any management presentation delivered in respect of the Bookbuild) with respect to the Company, the Placing or the Placing Shares or the accuracy, completeness or adequacy of any information contained in the Placing Documents, or the Publicly Available Information or otherwise;

(c)	none of the Bookrunners, nor the Company, nor any of their respective affiliates, agents, directors, officers or employees or any person acting on behalf of any of them has provided, nor will provide, it with any material or information regarding the Placing Shares or the Company or any other person other than the information in the Placing Documents or the Publicly Available Information; nor has it requested any of the Bookrunners, the Company, any of their respective affiliates or any person acting on behalf of any of them to provide it with any such material or information; and

(d)	none of the Bookrunners or the Company will be liable for any Placee’s decision to participate in the Placing based on any other information, representation, warranty or statement,

provided that nothing in this paragraph excludes the liability of any person for fraudulent misrepresentation made by that person;

16.    it may not rely, and has not relied, on any investigation that the Bookrunners, any of their affiliates or any person acting on their behalf, may have conducted with respect to the Placing Shares, the terms of the Placing or the Company, and none of such persons has made any representation, express or implied, with respect to the Company, the Placing, the Placing Shares or the accuracy, completeness or adequacy of the information in the Placing Documents, the Publicly Available Information or any other information;

17.    in making any decision to subscribe for Placing Shares it:

(a)	has such knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of subscribing for the Placing Shares;

(b)	will not look to the Bookrunners for all or part of any such loss it may suffer;

(c)	is experienced in investing in securities of this nature in this sector and is aware that it may be required to bear, and is able to bear, the economic risk of an investment in the Placing Shares;

(d)	is able to sustain a complete loss of an investment in the Placing Shares;

(e)	has no need for liquidity with respect to its investment in the Placing Shares;

(f)	has made its own assessment and has satisfied itself concerning the relevant tax, legal, currency and other economic considerations relevant to its investment in the Placing Shares; and

(g)	has conducted its own due diligence, examination, investigation and assessment of the Company, the Placing Shares and the terms of the Placing and has satisfied itself that the information resulting from such investigation is still current and relied on that investigation for the purposes of its decision to participate in the Placing;

18.    it is subscribing for the Placing Shares for its own account or for an account with respect to which it exercises sole investment discretion and has the authority to make and does make the acknowledgements, representations and agreements contained in this Announcement;

19.    it is acting as principal only in respect of the Placing or, if it is acting for any other person, it is:

(a)	duly authorised to do so and has full power to make the acknowledgments, representations and agreements herein on behalf of each such person; and

(b)	will remain liable to the Company and/or the Bookrunners for the performance of all its obligations as a Placee in respect of the Placing (regardless of the fact that it is acting for another person);

20.    it and any person acting on its behalf is entitled to subscribe for the Placing Shares under the laws and regulations of all relevant jurisdictions that apply to it and that it has fully observed such laws and regulations, has capacity and authority and is entitled to enter into and perform its obligations as a subscriber of Placing Shares and will honour such obligations, and has obtained all such governmental and other guarantees, permits, authorisations, approvals and consents which may be required thereunder and complied with all necessary formalities to enable it to commit to this participation in the Placing and to perform its obligations in relation thereto (including, without limitation, in the case of any person on whose behalf it is acting, all necessary consents and authorities to agree to the terms set out or referred to in this Announcement) and will honour such obligations and that it has not taken any action or omitted to take any action which will or may result in the Bookrunners, the Company or any of their respective directors, officers, agents, employees or advisers acting in breach of the legal or regulatory requirements of any jurisdiction in connection with the Placing;

21.    where it is subscribing for Placing Shares for one or more managed accounts, it is authorised in writing by each managed account to subscribe for the Placing Shares for each managed account;

22.    it irrevocably appoints any duly authorised officer of each Bookrunner as its agent for the purpose of executing and delivering to the Company and/or its registrars any documents on its behalf necessary to enable it to be registered as the holder of any of the Placing Shares for which it agrees to subscribe for upon the terms of this Announcement;

23.    the Placing Shares have not been and will not be registered or otherwise qualified and that a prospectus will not be cleared in respect of any of the Placing Shares under the securities laws or legislation of the United States, Australia, New Zealand, Canada, Japan or the Republic of South Africa, or any state, province, territory or jurisdiction thereof;

24.    the Placing Shares may not be offered, sold, or delivered or transferred, directly or indirectly, in or into the above jurisdictions or any jurisdiction (subject to certain exceptions) in which it would be unlawful to do so and no action has been or will be taken by any of the Company, the Bookrunners or any person acting on behalf of the Company or the Bookrunners that would, or is intended to, permit a public offer of the Placing Shares in the United States, Australia, New Zealand, Canada, Japan or the Republic of South Africa or any country or jurisdiction, or any state, province, territory or jurisdiction thereof, where any such action for that purpose is required;

25.    no action has been or will be taken by any of the Company, the Bookrunners or any person acting on behalf of the Company or Bookrunners that would, or is intended to, permit a public offer of the Placing Shares in the United States or in any country or jurisdiction where any such action for that purpose is required;

26.    unless otherwise specifically agreed with the Bookrunners, it is not and at the time the Placing Shares are subscribed for, neither it nor the beneficial owner of the Placing Shares will be, a resident of, nor have an address in, Australia, New Zealand, Japan, the Republic of South Africa or any province or territory of Canada;

27.    it may be asked to disclose in writing or orally to the Bookrunners:

(a)	if he or she is an individual, his or her nationality; or

(b)	if he or she is a discretionary fund manager, the jurisdiction in which the funds are managed or owned;

28.    it, and any prospective beneficial owner for whose account or benefit it is purchasing the Placing Shares (i) is not a US Person (as defined in Regulation S) and is, and at the time the Placing Shares are subscribed for will be, located outside the United States and is acquiring the Placing Shares in an “offshore transaction” as defined in, and in accordance with, Regulation S; (ii) is aware of the restrictions on the offer and sale of the Placing Shares pursuant to Regulation S, including that Rule 904 of Regulation S regarding “Offshore Resales” is not applicable to “affiliates” (as defined in Rule 405 under the Securities Act) of the Company; and (iii) has not been offered to purchase or subscribe for Placing Shares by means of any “directed selling efforts” as defined in Regulation S;

29.    it understands that the Placing Shares have not been, and will not be, registered under the US Securities Act and may not be offered, sold or resold in or into or from the United States or to, or for the account or benefit of, US Persons (as defined in Regulation S) except pursuant to an effective registration under the US Securities Act, or pursuant to an exemption from the registration requirements of the US Securities Act and in accordance with applicable state securities laws;

30.    it will not distribute, forward, transfer or otherwise transmit this Announcement or any part of it, or any other presentational or other materials concerning the Placing in or into or from the United States (including electronic copies thereof) to any person, and it has not distributed, forwarded, transferred or otherwise transmitted any such materials to any person;

31.    if in a member state of the EEA, unless otherwise specifically agreed with the Bookrunners in writing, it is a Qualified Investor;

32.    it has not offered or sold and will not offer or sell any Placing Shares to persons in the EEA except to Qualified Investors or otherwise in circumstances which have not resulted in and which will not result in an offer to the public in any member state of the EEA within the meaning of the Prospectus Directive;

33.    if a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, the Placing Shares subscribed for by it in the Placing will not be acquired on a non-discretionary basis on behalf of, nor will they be acquired with a view to their offer or resale to, persons in a member state of the EEA which has implemented the Prospectus Directive other than Qualified Investors, or in circumstances in which the prior consent of the Bookrunners has been given to each proposed offer or resale;

34.    if in the United Kingdom, that it is a person (i) having professional experience in matters relating to investments who falls within the definition of “investment professionals” in Article 19(5) of the Order or (ii) who falls within Article 49(2) (a) to (d) (“High Net Worth Companies, Unincorporated Associations, etc”) of the Order, or (iii) to whom it may otherwise lawfully be communicated;

35.    it has not offered or sold and will not offer or sell any Placing Shares to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their business or otherwise in circumstances which have not resulted and which will not result in an offer to the public in the United Kingdom within the meaning of section 85(1) of the Financial Services and Markets Act 2000, as amended (“FSMA”);

36.    it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) relating to the Placing Shares in circumstances in which section 21(1) of FSMA does not require approval of the communication by an authorised person and it acknowledges and agrees that the Placing Documents have not and will not have been approved by either Bookrunner in its capacity as an authorised person under section 21 of the FSMA and it may not therefore be subject to the controls which would apply if it was made or approved as a financial promotion by an authorised person;

37.    it has complied and will comply with all applicable laws with respect to anything done by it or on its behalf in relation to the Placing Shares (including all applicable provisions in FSMA and Regulation (EU) No. 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (“MAR”)) in respect of anything done in, from or otherwise involving, the United Kingdom);

38.    if it is a pension fund or investment company, its subscription for Placing Shares is in full compliance with applicable laws and regulations;

39.    it has complied with its obligations under the Criminal Justice Act 1993 and Articles 8, 10 and 12 of MAR and in connection with money laundering and terrorist financing under the Proceeds of Crime Act 2002 (as amended), the Terrorism Act 2000, the Terrorism Act 2006 and the Money Laundering, Terrorist Financing and Transfer of Funds (Information on the Payer) Regulations 2017 and any related or similar rules, regulations or guidelines, issued, administered or enforced by any government agency having jurisdiction in respect thereof (the “Regulations”) and the Money Laundering Sourcebook of the FCA and, if making payment on behalf of a third party, that satisfactory evidence has been obtained and recorded by it to verify the identity of the third party as required by the Regulations;

40.    in order to ensure compliance with the Regulations, each Bookrunner (for itself and as agent on behalf of the Company) or the Company’s registrars may, in their absolute discretion, require verification of its identity. Pending the provision to the relevant Bookrunner or the Company’s registrars, as applicable, of evidence of identity, definitive certificates in respect of the Placing Shares may be retained at the relevant Bookrunner’s absolute discretion or, where appropriate, delivery of the Placing Shares to it in uncertificated form may be delayed at the relevant Bookrunner’s or the Company’s registrars’, as the case may be, absolute discretion. If within a reasonable time after a request for verification of identify the relevant Bookrunner (for itself and as agent on behalf of the Company) or the Company’s registrars have not received evidence satisfactory to them, either the relevant Bookrunner and/or the Company may, at its absolute discretion, terminate its commitment in respect of the Placing, in which event the monies payable on acceptance of allotment will, if already paid, be returned without interest to the account of the drawee’s bank from which they were originally debited;

41.    the allocation, allotment, issue and delivery to it, or the person specified by it for registration as holder, of Placing Shares will not give rise to a stamp duty or stamp duty reserve tax liability under (or at a rate determined under) any of sections 67, 70, 93 or 96 of the Finance Act 1986 (depositary receipts and clearance services) and that the Placing Shares are not being acquired in connection with arrangements to issue depositary receipts or to issue or transfer Placing Shares into a clearance service;

42.    it (and any person acting on its behalf) has the funds available to pay for the Placing Shares for which it has agreed to subscribe and acknowledges and agrees that it will make payment in respect of the Placing Shares allocated to it in accordance with this Announcement on the due time and date set out herein, failing which the relevant Placing Shares may be placed with other subscribers or sold as the Bookrunners may in their sole discretion determine and without liability to such Placee, who will remain liable for any amount by which the net proceeds of such sale falls short of the product of the relevant Placing Price and the number of Placing Shares allocated to it and will be required to bear any stamp duty, stamp duty reserve tax or other taxes or duties (together with any interest, fines or penalties) imposed in any jurisdiction which may arise upon the sale of such Placee’s Placing Shares;

43.    any money held in an account with the relevant Bookrunners on behalf of the Placee and/or any person acting on behalf of the Placee and/or any person acting on behalf of the Placee will not be treated as client money within the meaning of the relevant rules and regulations of the FCA made under the FSMA. Each Placee acknowledges that the money will not be subject to the protections conferred by the client money rules: as a consequence this money will not be segregated from the relevant Bookrunner’s money in accordance with the client money rules and will be held by it under a banking relationship and not as trustee;

44.    its allocation (if any) of Placing Shares will represent a maximum number of Placing Shares which it will be entitled, and required, to subscribe for, and that the Bookrunners or the Company may call upon it to subscribe for a lower number of Placing Shares (if any), but in no event in aggregate more than the aforementioned maximum;

45.    none of the Bookrunners, nor any of their respective affiliates, nor any person acting on behalf of them, is making any recommendations to it, advising it regarding the suitability of any transactions it may enter into in connection with the Placing;

46.    if it has received any ‘inside information’ (for the purposes of MAR and section 56 of the Criminal Justice Act 1993) in relation to the Company and its securities in advance of the Placing, it confirms that it has received such information within the market soundings regime provided for in article 11 of MAR and associated delegated regulations and it has not:

(a)	used that inside information to acquire or dispose of securities of the Company or financial instruments related thereto or cancel or amend an order concerning the Company’s securities or any such financial instruments;

(b)	used that inside information to encourage, require, recommend or induce another person to deal in the securities of the Company or financial instruments related thereto or to cancel or amend an order concerning the Company’s securities or such financial instruments; or

(c)	disclosed such information to any person, prior to the information being made publicly available;

47.    the rights and remedies of the Company and the Bookrunners under the terms and conditions in this Announcement are in addition to any rights and remedies which would otherwise be available to each of them and the exercise or partial exercise of one will not prevent the exercise of others; and

48.    these terms and conditions of the Placing and any agreements entered into by it pursuant to the terms and conditions of the Placing, and all non-contractual or other obligations arising out of or in connection with them, shall be governed by and construed in accordance with the laws of England and it submits (on behalf of itself and on behalf of any person on whose behalf it is acting) to the exclusive jurisdiction of the English courts as regards any claim, dispute or matter arising out of any such contract (including any dispute regarding the existence, validity or termination of such contract or relating to any non-contractual or other obligation arising out of or in connection with such contract), except that enforcement proceedings in respect of the obligation to make payment for the Placing Shares (together with any interest chargeable thereon) may be taken by either the Company or the Bookrunners in any jurisdiction in which the relevant Placee is incorporated or in which any of its securities have a quotation on a recognised stock exchange.

The foregoing representations, warranties, confirmations, acknowledgements, agreements and undertakings are given for the benefit of the Company as well as each of the Bookrunners and are irrevocable. The Bookrunners, the Company and their respective affiliates and others will rely upon the truth and accuracy of the foregoing representations, warranties, confirmations, acknowledgements, agreements and undertakings. Each prospective Placee, and any person acting on behalf of such Placee, irrevocably authorises the Company and the Bookrunners to produce this Announcement, pursuant to, in connection with, or as may be required by any applicable law or regulation, administrative or legal proceeding or official inquiry with respect to the matters set forth herein.

By participating in the Placing, each Placee (and any person acting on such Placee’s behalf) agrees to indemnify on an after tax basis and hold the Company, the Bookrunners and their respective affiliates, agents, directors, officers and employees harmless from any and all costs, claims, liabilities and expenses (including legal fees and expenses) arising out of or in connection with any breach of the representations, warranties, acknowledgements, agreements and undertakings given by the Placee (and any person acting on such Placee’s behalf) in this Announcement or incurred by the Bookrunners, the Company or each of their respective affiliates, agents, directors, officers or employees arising from the performance of the Placees’ obligations as set out in this Announcement, and further agrees that the provisions of this Announcement shall survive after completion of the Placing.

Taxation

The agreement to allot and issue Placing Shares to Placees (and/or to persons for whom such Placee is contracting as agent) free of stamp duty and stamp duty reserve tax relates only to their allotment and issue to Placees, or such persons as they nominate as their agents, direct from the Company for the Placing Shares in question. Such agreement also assumes that the Placing Shares are not being acquired in connection with arrangements to issue depositary receipts or to issue or transfer the Placing Shares into a clearance service. If there are any such arrangements, or the settlement relates to any other dealing in the Placing Shares, stamp duty or stamp duty reserve tax or other similar taxes or duties may be payable, for which neither the Company nor the Bookrunners will be responsible and the Placees shall indemnify the Company and the Bookrunners on an after-tax basis for any stamp duty or stamp duty reserve tax or other similar taxes or duties (together with interest, fines and penalties) in any jurisdiction paid by the Company or the Bookrunners in respect of any such arrangements or dealings. If this is the case, each Placee should seek its own advice and notify the Bookrunners accordingly. Placees are advised to consult with their own advisers regarding the tax aspects of the subscription for Placing Shares.

The Company and the Bookrunners are not liable to bear any taxes that arise on a sale of Placing Shares subsequent to their acquisition by Placees, including any taxes arising otherwise than under the laws of any country in the EEA. Each prospective Placee should, therefore, take its own advice as to whether any such tax liability arises and notify the Bookrunners and the Company accordingly. Furthermore, each prospective Placee agrees to indemnify on an after-tax basis and hold each of the Bookrunners and/or the Company and their respective affiliates harmless from any and all interest, fines or penalties in relation to stamp duty, stamp duty reserve tax and all other similar duties or taxes in any jurisdiction to the extent that such interest, fines or penalties arise from the unreasonable default or delay of that Placee or its agent.

In addition, Placees should note that they will be liable for any stamp duty and all other stamp, issue, securities, transfer, registration, documentary or other duties or taxes (including any interest, fines or penalties relating thereto) payable, whether inside or outside the UK, by them or any other person on the subscription, acquisition, transfer or sale by them of any Placing Shares or the agreement by them to subscribe for, acquire, transfer or sell any Placing Shares.

No statement in the Placing Documents is intended to be a profit forecast or estimate, and no statement in the Placing Documents should be interpreted to mean that earnings per share of the Company for the current or future financial years would necessarily match or exceed the historical published earnings per share of the Company.

The price of shares and any income expected from them may go down as well as up and investors may not get back the full amount invested upon disposal of the shares. Past performance is no guide to future performance, and persons needing advice should consult an independent financial adviser.

The Placing Shares to be issued pursuant to the Placing will not be admitted to trading on any stock exchange other than the AIM market of the London Stock Exchange.

Neither the content of the Company’s website nor any website accessible by hyperlinks on the Company’s website is incorporated in, or forms part of, the Placing Documents.

APPENDIX III

DEFINITIONS

The following definitions apply in this Appendix to this Announcement, and as the context shall admit, in the Announcement:

Admission	admission of the Placing Shares to trading on AIM becoming effective in accordance with the AIM Rules

AIM	AIM, a market operated by the London Stock Exchange

AIM Rules	the AIM Rules for Companies published by the London Stock Exchange

Announcement	this Announcement, including this Appendix and the terms and conditions set out herein

Bookbuild	the bookbuild process to be conducted by the Bookrunners to arrange participation by Placees in the Placing

Bookrunners	N+1 Singer and Panmure (and “Bookrunner” shall mean either one of them)

BST	British Summer Time

Company	Summit Therapeutics Plc registered in England and Wales under number 05197494 whose registered office is at 136a Eastern Avenue, Milton Park, Abingdon, Oxfordshire OX14 4SB

CREST	the computerised settlement system to facilitate transfer of the title to an interest in securities in uncertificated form operated by Euroclear UK & Ireland

EEA	European Economic Area

Euroclear UK & Ireland	Euroclear UK & Ireland Limited

FCA	the Financial Conduct Authority

Form of Confirmation	the form of confirmation or contract note made between Panmure or N+1 Singer (as the case may be) and the Placees which incorporate by reference the terms and conditions of the Placing contained in this Announcement

FSMA	the Financial Services and Markets Act 2000

Group	the Company and its subsidiary undertakings (and “Group Company” shall be construed accordingly)

London Stock Exchange	London Stock Exchange plc

MAR	the EU Market Abuse Regulation (2014/596/EU)

N+1 Singer	Nplus1 Singer Advisory LLP registered in England and Wales under number OC364131 whose registered office is at One Bartholomew Lane, London EC2N 2AX (together with its affiliates)

Ordinary Shares	ordinary shares of 1 penny each in the capital of the Company

Panmure	Panmure Gordon (UK) Limited registered in England and Wales under number 04915201 whose registered office is at One New Change, London, EC4M 9AF

Placees	persons who agree to subscribe for Placing Shares at the Placing Price

Placing	the conditional placing of the Placing Shares by the Bookrunners on behalf of the Company at the Placing Price, in accordance with the Placing Agreement

Placing Agreement	the agreement dated 27 March 2018 between the Company and the Bookrunners relating to the Placing

Placing Price	180 pence per Placing Share

Placing Shares	up to 8,333,333 new Ordinary Shares

RIS	shall have the same meaning as in the AIM Rules